UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

COGENTIX MEDICAL, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

19243A104

(CUSIP Number)

James C.H. Lee

K&L Gates LLP

599 Lexington Avenue

New York, NY 10022

(212) 536-3900

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 11, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 19243A104

1.	Names of Reporting Persons. Investor AB
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐

	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Sweden
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 36,180,756
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,180,756[1]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 59.4%[2]

14.	Type of Reporting Person (See Instructions) OO

1 An aggregate of 36,180,756 shares of Cogentix Medical, Inc. (the “Issuer”) common stock (as represented to Parent and Purchaser by each of the Supporting Stockholders (as defined herein)) are subject to Tender and Support Agreements, each dated as of March 11, 2018 (collectively, the “Tender and Support Agreements”), which (i) have been entered into by LM US Parent, Inc. (“Parent”), an indirect subsidiary of, and controlled by, Investor AB (“Investor AB”), and Camden Merger Sub, Inc. (“Purchaser”), a wholly-owned subsidiary of Parent, on one hand, and each of Lewis C. Pell and Accelmed Growth Partners, L.P. (each, a “Supporting Stockholder”), on the other hand, and (ii) obligate each Supporting Stockholder to tender his or its Shares into the Offer and otherwise support the transactions contemplated by the Merger Agreement (as each term and description thereof is defined and discussed in Items 2 and 4). Based on the number of shares of Issuer common stock outstanding as of the close of business on March 6, 2018 (as represented by the Issuer in the Merger Agreement), the aggregate number of shares of Issuer common stock covered by the Tender and Support Agreements represents approximately 59.4% of the outstanding Issuer common stock.

2 See Note 1.

CUSIP No. 19243A104

1.	Names of Reporting Persons. LM US Parent, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐

	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 36,180,756
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,180,756[3]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 59.4%[4]

14.	Type of Reporting Person (See Instructions) CO

3 An aggregate of 36,180,756 shares of the Issuer common stock (as represented to Parent and Purchaser by each of the Supporting Stockholders) are subject to the Tender and Support Agreements, each of which obligate each Supporting Stockholder to tender his or its Shares into the Offer and otherwise support the transactions contemplated by the Merger Agreement (as discussed in Items 2 and 4). Based on the number of shares of Issuer common stock outstanding as of the close of business on March 6, 2018 (as represented by the Issuer in the Merger Agreement), the aggregate number of shares of Issuer common stock covered by the Tender and Support Agreements represents approximately 59.4% of the outstanding Issuer common stock.

4 See Note 3.

CUSIP No. 19243A104

1.	Names of Reporting Persons. Camden Merger Sub, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐

	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 36,180,756
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,180,756[5]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 59.4%[6]

14.	Type of Reporting Person (See Instructions) CO

5 An aggregate of 36,180,756 shares of the Issuer common stock (as represented to Parent and Purchaser by each of the Supporting Stockholders) are subject to the Tender and Support Agreements, each of which obligate each Supporting Stockholder to tender his or its Shares into the Offer and otherwise support the transactions contemplated by the Merger Agreement (as discussed in Items 2 and 4). Based on the number of shares of Issuer common stock outstanding as of the close of business on March 6, 2018 (as represented by the Issuer in the Merger Agreement), the aggregate number of shares of Issuer common stock covered by the Tender and Support Agreements represents approximately 59.4% of the outstanding Issuer common stock.

6 See Note 3.

Item 1.	Security and Issuer

This Schedule 13D relates to shares of common stock, par value $0.01 per share (the “Shares”) of Cogentix Medical, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 5420 Feltl Road, Minnetonka, Minnesota 55343.

Item 2.	Identity and Background

This Schedule 13D is being filed jointly, pursuant to a joint filing agreement included as Exhibit 1 hereto, by:

(i) Investor AB, a publicly held limited liability company organized under the laws of Sweden (“Investor AB”). The principal office of Investor AB is Arsenalsgatan 8c, SE-103 32, Stockholm, Sweden. Investor AB is a diversified industrial holding company engaged principally in the business of making investments in securities.

(ii) LM US Parent, Inc., a Delaware corporation (“Parent”). The principal office of Parent is 400 Avenue D, Suite 10, Williston, Vermont 05495. Parent is a holding company for other entities that are engaged in the development, manufacture, and marketing of medical devices and disposables in urology, gynecology, and colorectal fields.

(iii) Camden Merger Sub, Inc., a Delaware corporation (“Purchaser” and together with Parent and Investor AB, the “Reporting Persons”). The principal office of Purchaser is 400 Avenue D, Suite 10, Williston, Vermont 05495. Purchaser is a wholly-owned subsidiary of Parent formed for purposes of entering into the Merger described in Item 4.

The name, business address, present principal occupation or employment and certain other information relating to each of the directors and executive officers of the Reporting Persons is set forth on Schedule A hereto, and is incorporated by reference.

During the last five years, none of the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of the persons listed on Schedule A attached hereto have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Not applicable, as no funds were necessary, or procured, in connection with the Tender and Support Agreements (as defined herein). The Supporting Stockholders (as defined herein) entered into the Tender and Support Agreements as an inducement to Parent’s and Purchaser’s willingness to enter into the Merger Agreement described in Item 4 of this Schedule 13D. The Shares to which this Schedule 13D relates have not been purchased by any Reporting Person and no payments were made by or on behalf of any Reporting Person in connection with the execution of the Tender and Support Agreements.

Item 4.	Purpose of Transaction

As described in Item 4 below, this statement is being filed in connection with the Merger Agreement and the Tender and Support Agreements (as defined below).

As a general matter, (i) the purpose of the Offer is for Investor AB, through Parent and Purchaser, to acquire control of, and the entire equity interest in, the Issuer through the acquisition of all outstanding Shares and (ii) the purpose of the Merger is to acquire all outstanding Shares not tendered and purchased in connection with the Offer. Each of the Offer and the Merger are described in further detail below.

On March 11, 2018, Purchaser, Parent and the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”),7 pursuant to which Purchaser shall (and Parent shall cause Purchaser to) commence (within the meaning of Rule 14d-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) a cash tender offer (the “Offer”) to purchase any and all of the issued and outstanding Shares at a price per Share of $3.85 (such amount or any different amount per share that may be paid pursuant to the Offer being hereinafter referred to as the “Offer Price”) net to the seller in cash, without interest, less any applicable withholding taxes, on the terms and subject to the conditions set forth in the Merger Agreement. The obligation of Purchaser to consummate the Offer (including accepting for payment and paying for Shares validly tendered (and not withdrawn) pursuant to the Offer) is subject to various conditions, including, among other conditions, the condition that there will be validly tendered in the Offer and not validly withdrawn immediately prior to any then scheduled Expiration Time that number of Shares which, together with the shares beneficially owned by Parent or Purchaser (if any), represents at least a majority of the Shares then outstanding (determined on a fully diluted basis (which assumes conversion or exercise of all options and other convertible or derivative securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof), and excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as such term is defined in Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), by the depositary for the Offer pursuant to such procedures).

As soon as practicable after the consummation of the Offer and satisfaction or, to the extent permitted by the Merger Agreement, waiver of the other conditions to Parent’s and Purchaser’s obligations to consummate the Merger, Purchaser will merge with and into the Issuer in accordance with the Merger Agreement, with the Issuer continuing as the surviving corporation (the “Surviving Corporation”) and a wholly-owned subsidiary of Parent (the “Merger”). Upon consummation of the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (other than (i) Shares held by the Issuer as treasury stock, owned by Parent, Purchaser, Investor AB or any subsidiary of the Issuer (which will be cancelled without consideration in the Merger); or (ii) Shares held by stockholders who properly exercise (and do not fail to perfect or otherwise lose) appraisal rights under the DGCL (which will be converted in the Merger into the right to receive the appraised value of such Shares)) will be converted into the right to receive the Offer Price, net to the seller in cash, without interest thereon and subject to any required tax withholding.

7 Terms used in this Item 4, but not otherwise defined, herein shall have the meanings ascribed to such terms in the Merger Agreement.

As a condition and inducement to the willingness of Parent and Purchaser to enter into the Merger Agreement, concurrently with execution and delivery of the Merger Agreement, Parent and Purchaser, on one hand, and each of Lewis C. Pell and Accelmed Growth Partners, L.P. (each, a “Supporting Stockholder”), on the other hand, entered into Tender and Support Agreements, each dated as of March 11, 2018 (the “Tender and Support Agreements”), pursuant to which each Supporting Stockholder agreed to tender its or his Shares into the Offer and otherwise support the transactions contemplated by the Merger Agreement. More specifically, the Tender and Support Agreements provide that each Supporting Stockholders will promptly (and, in any event, no later than five Business Days after the commencement of the Offer) validly tender, or cause to be validly tendered, into the Offer, pursuant to and in accordance with the terms of the Offer, all of the outstanding Shares beneficially owned (determined in accordance with Rule 13d-3(d)(1)(i) of the Exchange Act) by such Supporting Stockholder.

Each Tender and Support Agreement also provides that, during the Support Period (as defined below), the Supporting Stockholders will vote their Subject Shares against any (i) Company Competing Proposal, (ii) reorganization, recapitalization, dissolution, liquidation or winding-up of the Company or any other extraordinary transaction involving the Company or any of its subsidiaries other than the Merger, (iii) corporate action the consummation of which would frustrate the purposes, or prevent or delay the consummation, of any of the transactions contemplated by the Merger Agreement, or (iv) other matter relating to, or in connection with, any of the foregoing matters.

Under the Tender and Support Agreements, each Supporting Stockholder grants a proxy appointing Parent as such Supporting Stockholder’s attorney-in-fact and proxy, with full power of substitution, for and in such Supporting Stockholder’s name, to vote, express consent or dissent, or otherwise to utilize the voting power in the Tender and Support Agreement.

The “Support Period” is defined under the Tender and Support Agreements as the period from the date of such Tender and Support Agreements until the earliest to occur of (i) the Offer Acceptance Time, (ii) the termination of such Tender and Support Agreement by mutual written consent of Parent and the applicable Supporting Stockholder, (iii) the date of a Qualifying Termination (as defined below) of the Merger Agreement, and (iv) the date that is six months following the date of a Non-Qualifying Termination (as defined below) of the Merger Agreement.

Under the Tender and Support Agreements, a “Qualifying Termination” of the Merger Agreement means a termination of the Merger Agreement, in accordance with its terms, other than a termination (i) by the Company if the Company Board has authorized the Company to make a Change in Company Recommendation as a result of a Company Superior Proposal and, substantially concurrently with such termination, the Company enters into a Superior Proposal Acquisition Agreement relating to such Company Superior Proposal, (ii) by Parent if the Company Board has made a Company Change of Recommendation or otherwise approved, endorsed or recommended a Competing Company Proposal, or (iii) by Parent if a breach of any representation or warranty or failure to perform any covenant or obligation contained in the Merger Agreement on the part of the Company has occurred that would cause a failure of the Offer Conditions and the Company cannot use commercially reasonable efforts to cure such failure by the earlier of the End Date and thirty days following the date on which Parent gives the Company notice of such breach (each of clauses (i), (ii) and (iii) above, a “Non-Qualifying Termination”).

In the event of (i) the valid termination of the Merger Agreement pursuant to a Non-

Qualifying Termination or (ii) a Company Change of Recommendation in compliance with the terms of the Merger Agreement, then the number of Subject Shares subject to the provisions of the Tender and Support Agreements will be automatically reduced pro rata such that the aggregate number of Subject Shares will represent no more than that number of Shares which, when taken together with 50% of the outstanding Shares not beneficially owned by Supporting Stockholders, will represent one Share less than 50% of the outstanding Shares.

Shared voting power with respect to the Shares owned by the Supporting Stockholders may be deemed to have been acquired by the Reporting Persons through execution of the Tender and Support Agreements by the parties thereto.

Schedule B attached hereto contains the names and number of Shares beneficially held by each Supporting Stockholder (as represented to Purchaser and Parent by each of the Supporting Stockholders).

At the effective time of the Merger, (i) the certificate of incorporation of the Surviving Corporation will be amended and restated in its entirety as set forth in an exhibit to the Merger Agreement, (ii) the bylaws of Purchaser, as in effect immediately prior to the effective time of the Merger, will be the bylaws of the Surviving Corporation and (iii) the directors and officers of Purchaser immediately prior to the effective time of the Merger will be the initial directors and officers of the Surviving Corporation. Upon consummation of the Merger, the Issuer (i.e., the Surviving Corporation) will become a direct, wholly-owned subsidiary of Parent and indirect subsidiary of Investor AB and, following consummation of the Merger, Parent intends to cause the Surviving Corporation to be delisted from the NASDAQ Capital Market and deregistered under the Exchange Act.

Except as set forth in this Schedule 13D and in connection with the Merger described above, the Reporting Persons do not have any plan or proposals that relate to or would result in any of the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

The foregoing descriptions of the material terms of the Merger Agreement and the Tender and Support Agreements are only summaries, and are qualified in their entirety by reference to such agreements. A copy of the Merger Agreement, listed as Exhibit 2.1 hereto, is incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on March 12, 2018 and is incorporated by reference herein. Copies of the Tender and Support Agreements are attached as Exhibits 99.1 and 99.2 to the Current Report on Form 8-K filed by Issuer with the SEC on March 12, 2018 and are incorporated by reference herein.

This Schedule 13D is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding Shares described in this Schedule 13D has not yet commenced. At the time the planned offer is commenced Purchaser will file a tender offer statement on Schedule TO with the SEC and the Company will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned offer. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. Those materials will be made available to the Company’s security holders for free. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov.

Item 5.	Interest in Securities of the Issuer

(a) and (b) Other than those Shares that may be deemed to be beneficially owned by the Reporting Persons in connection with the Tender and Support Agreements, the Reporting Persons have not acquired and, for the purposes of Rule 13d-4 promulgated under the Exchange Act, do not beneficially own any other Shares.

As a result of the Tender and Support Agreements, the Reporting Persons may be deemed to have the power to vote up to an aggregate of 36,180,756 Shares (as represented to Purchaser and Parent by each of the Supporting Stockholders) against certain matters set forth in Item 4 above, and thus, for the purpose of Rule 13d-3 promulgated under the Exchange Act, the Reporting Persons may each be deemed to be the beneficial owner of an aggregate of 36,180,756 Shares. All Shares that may be deemed to be beneficially owned by the Reporting Persons constitute approximately 59.4% of the issued and outstanding Shares as of March 6, 2018 (as represented by the Issuer in the Merger Agreement with respect to capitalization).

The Reporting Persons are not entitled to any rights as stockholders of the Issuer as to the Shares covered by the Tender and Support Agreements, except as otherwise expressly provided in the Tender and Support Agreements.

Except as set forth in this Item 5(a), none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons named in Schedule A hereto beneficially own any Shares.

(c) Except for the Merger Agreement and the Tender and Support Agreements described above, to the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Schedule A or Item 5(a).

(d) To the knowledge of the Reporting Persons, no person other than the Supporting Stockholders has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e) Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth or incorporated by reference in Items 3 and 4 of this Schedule 13D is hereby incorporated by reference in this Item 6.

In connection with the Offer and the Merger, and concurrently with entering into the Merger Agreement,8 Parent and Purchaser have received an equity commitment letter dated March 11, 2018 (the “Equity Commitment Letter”), pursuant to which Laborie Medical Technologies Canada ULC, an unlimited liability company organized under the laws of British Columbia and an affiliate of Parent, Purchaser and Investor AB (“LMTC”), has committed to contribute, subject to the terms and conditions of the Equity Commitment Letter, to Parent an amount of cash up to the aggregate amount of all consideration payable pursuant to the Merger Agreement, plus amounts payable by Parent and Purchaser in

8 Terms used in this Item 6, but not otherwise defined, herein shall have the meanings ascribed to such terms in the Merger Agreement.

connection with the transactions contemplated by the Merger Agreement, plus all reasonable costs and expenses incurred by the Company in connection with the enforcement of the Equity Commitment Letter by the Company (such committed equity financing, the “Equity Financing”). The funding of the Equity Financing in connection with the Closing is subject to the satisfaction, or express written waiver by Parent and Purchaser, of all of the conditions of the Offer in the Merger Agreement as of the Expiration Date and the contemporaneous acceptance for payment by the Purchaser of all Shares validly tendered and not validly withdrawn pursuant to the Offer. LMTC’s equity commitment is subject to reduction in the event Parent and Purchaser do not require all of the Equity Financing in order to satisfy their obligations.

The Equity Commitment Letter also includes a guarantee by LMTC in favor of the Company, in respect of all of the payment obligations of Parent and Purchaser under the Merger Agreement, provided that in no event will LMTC’s aggregate liability thereunder exceed an amount equal to the aggregate of the consideration payable pursuant to the Merger Agreement, were the Offer Acceptance Time and the Closing to have occurred, plus any reasonable fees and expenses of the Company actually incurred and documented in connection with the enforcement of an award of damages arising out of a willful breach by Parent or Purchaser of their respective obligations under the Merger Agreement (or, in the case of a termination of the Merger Agreement under circumstances in which the Parent Termination Fee is required to be paid, the Parent Termination Fee).

The Company is a third party beneficiary of the Equity Commitment Letter.

All obligations under the Equity Commitment Letter, will terminate upon the earliest to occur of (i) the consummation of the closing of the Merger, if such closing occurs and all payments required to be made by Parent and Purchaser at such closing are made, (ii) the valid termination of the Merger Agreement pursuant to its terms and in circumstances where no Guaranteed Obligations (as defined in the Equity Commitment Letter) are payable (a “Non-Triggering Termination”), (iii) the date that is 180 days after any termination of the Merger Agreement (other than a Non-Triggering Termination) unless the Company has commenced litigation or arbitration against LMTC under and pursuant to the Equity Commitment Letter prior to the 180th day following such termination (in which case the Equity Commitment Letter will terminate only upon the final, non-appealable resolution of such litigation or arbitration and/or satisfaction by LMTC of any obligations finally determined or agreed to be owed by LMTC, consistent with the terms of the Equity Commitment Letter, and (iv) the assertion by or on behalf of the Company or its affiliates in any litigation of any claim against LMTC, Parent, Purchaser or any Non-Recourse Party (as defined in the Equity Commitment Letter) other than as expressly permitted by the Equity Commitment Letter.

A copy of the Equity Commitment Letter is attached as Exhibit 5 to this Schedule 13D and is incorporated by reference herein.

Except for the Merger Agreement, the Tender and Support Agreements and the Equity Commitment Letter described above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 or between such persons and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1:	Joint Filing Agreement, dated as of March 21, 2018, by and among Issuer, Parent and Purchaser*

Exhibit 2:

Agreement and Plan of Merger, dated as of March 11, 2018, by and among Issuer, Parent, and Purchaser (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Issuer with the SEC on March 12, 2018)

Exhibit 3:

Tender and Support Agreement, dated as of March 11, 2018, by and among Pell, Parent and Purchaser (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Issuer with the SEC on March 12, 2018)

Exhibit 4:

Tender and Support Agreement, dated as of March 11, 2018, by and among Accelmed, Parent and Purchaser (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Issuer with the SEC on March 12, 2018)

Exhibit 5:	Equity Commitment Letter, dated as of March 11, 2018, by and among Parent, Purchaser and LMTC*

* Filed herewith.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INVESTOR AB

By:	/s/ Petra Hedengran

Name:	Petra Hedengran
Title:	General Counsel

By:	/s/ Helena Saxon

Name:	Helena Saxon
Title:	Chief Financial Officer

LM US PARENT, INC.

By:	/s/ Walter Stothers

Name:	Walter Stothers
Title:	Chief Financial Officer

CAMDEN MERGER SUB, INC.

By:	/s/ Walter Stothers

Name:	Walter Stothers
Title:	Secretary

Exhibit Index

Exhibit 1	Joint Filing Agreement, dated as of March 21, 2018, by and among Issuer, Parent and Purchaser*

Exhibit 2	Agreement and Plan of Merger, dated as of March 11, 2018, by and among Issuer, Parent, and Purchaser (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Issuer with the SEC on March 12, 2018)

Exhibit 3	Tender and Support Agreement, dated as of March 11, 2018, by and among Pell, Parent and Purchaser (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Issuer with the SEC on March 12, 2018)

Exhibit 4	Tender and Support Agreement, dated as of March 11, 2018, by and among Accelmed, Parent and Purchaser (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Issuer with the SEC on March 12, 2018)

Exhibit 5	Equity Commitment Letter, dated as of March 11, 2018, by and among Parent, Purchaser and LMTC*

* Filed herewith.